EXHIBIT 12

MONONGAHELA POWER COMPANY AND SUBSIDIARIES

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

	For Years Ended December 31,
	2005	2004	2003	2002	2001
($ in thousands)
Earnings:
Income from continuing operations	$9,180	$16,432	$71,952	$32,436	$79,258
Exclude amounts reflected in line above:
Income tax expense (benefit)	(14,756)	(3,812)	39,187	8,303	31,977
Amortization of capitalized interest	—	—	—	184	110
Income distributions of equity investee	5,008	2,871	2,871	3,216	7,673
Income from unconsolidated equity investees	(7,149)	(6,292)	(4,784)	(4,273)	(5,008)
Add fixed charges (see below)	45,375	44,861	45,711	45,394	47,544
Less amounts included in fixed charges:
Capitalized interest	—	—	—	(2,604)	(1,911)

Total Earnings (as defined)	$37,658	$54,060	$154,937	$82,656	$159,643

Fixed Charges:
Interest expensed and capitalized	$44,038	$43,619	$44,361	$43,374	$44,740
Estimated interest component of rental expense	1,337	1,242	1,350	2,020	2,804

Total Fixed Charges (as defined)	$45,375	$44,861	$45,711	$45,394	$47,544

Ratio of Earnings to Fixed Charges	0.83x	1.21x	3.39x	1.82x	3.36x